SECURITI ON

11023503

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTL Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

329 Park Avenue - Suite 350
(No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nat Minucci-Chief Financial Officer 407-741-5327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Independent Drive	Jacksonville	Florida	32202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Q.Q

OATH OR AFFIRMATION

I, Nathan J. Minucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTL Trading, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

STEVEN SPRINGER
Notary Public-State of New York
No. 31-4955101
Qualified in New York County
Commission Expires August 28, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTL TRADING, INC.

Table of Contents

KPMG LLP
Suite 1100
Independent Square
One Independent Drive
Jacksonville, FL 32202

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
INTL Trading, Inc.:

We have audited the accompanying statement of financial condition of INTL Trading, Inc. (the Company) as of September 30, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTL Trading, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

November 18, 2011
Jacksonville, Florida
Certified Public Accountants

INTL TRADING, INC.

Statement of Financial Condition

September 30, 2011

Assets

Cash and cash equivalents	$	2,905,300
Securities owned, at fair value		56,973,512
Receivable from clearing organization, net		666,458
Deposits with clearing organizations		102,260
Deferred tax asset		177,541
Other receivables, net		1,919,917
Prepaid expenses and other assets		40,267
	$	62,785,255

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold, not yet purchased, at fair value	$	47,217,220
Clearing fees payable to clearing organization		137,457
Accrued employee compensation		1,015,646
Accrued expenses		569,130
Income taxes payable to Parent		446,453
Payable to affiliated companies		1,450,951
Total liabilities		50,836,857
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		5,379,671
Retained earnings		6,568,717
Total stockholder's equity		11,948,398
Total liabilities and stockholder's equity	$	62,785,255

See accompanying notes to financial statements.

INTL TRADING, INC.

Statement of Operations

Year ended September 30, 2011

Revenues:		
Net dealer inventory and investment gains	$	20,268,394
Underwriting income and other management and investment advisory income		3,309,917
Interest income		91,001
Dividend income (expense), net		(146,978)
Total revenues		23,522,334
Interest expense		337,569
Net revenues		23,184,765
Noninterest expenses:		
Compensation and benefits		10,630,387
Clearing and related expenses		7,928,315
Occupancy and equipment rental		234,534
Professional fees		131,260
Business development		607,756
Other expenses		778,743
Total noninterest expenses		20,310,995
Income before income tax expense		2,873,770
Income tax expense		1,127,213
Net income	$	1,746,557

See accompanying notes to financial statements.

INTL TRADING, INC.

Statement of Changes in Stockholder's Equity

Year ended September 30, 2011

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balances, beginning of year	$	10	5,379,671	4,822,160	10,201,841
Net income		—	—	1,746,557	1,746,557
Balances, end of year	$	10	5,379,671	6,568,717	11,948,398

See accompanying notes to financial statements.

INTL TRADING, INC.

Statement of Cash Flows

Year ended September 30, 2011

Cash flows from operating activities:	
Net income	$ 1,746,557
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred tax benefit	(177,541)
Change in operating assets and liabilities:	
Securities owned, at fair value	(33,991,774)
Receivable from clearing organization	(666,458)
Deposits with clearing organizations	2,582
Other receivables	(1,919,917)
Prepaid expenses and other assets	102,945
Securities sold, not yet purchased, at fair value	31,048,459
Payable to clearing organization	(2,195,250)
Accrued employee compensation	562,946
Accrued expenses	411,190
Income taxes payable to Parent	144,787
Payable to affiliated companies	478,460
Net cash used in operating activities	(4,453,014)
Net cash used in financing activities, dividends paid to parent	—
Net decrease in cash and cash equivalents	(4,453,014)
Cash and cash equivalents, beginning of year	7,358,314
Cash and cash equivalents, end of year	$ 2,905,300
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ 337,569
Income taxes paid to Parent	1,159,967

See accompanying notes to financial statements.

(1) Nature of Operations

INTL Trading, Inc. (the Company or INTL Trading) is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly owned subsidiary of INTL FC Stone Inc (the Parent). On November 1, 2001, the Company began making markets in international equities and American Depository Receipts (ADR's). In January 2003, the Company began trading international bonds and fixed income securities. The Company also engages in corporate debt origination, structuring, and distribution. In September 2010, INTL Trading expanded the corporate debt business to include other investment banking activities and placed all of these activities into an investment banking division doing business as INTL Provident Group USA. In April 2011, INTL Trading Inc began a fee based business which provides assistance and sponsorship for foreign firms who wish to quote their stocks on the OTCQX market.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), an entity created through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash with clearing organization, foreign currency, and money market funds and is stated at cost, which approximates fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

(c) Foreign Currency

The value of foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2011. For foreign currency transactions completed during the fiscal year, the Company utilizes the foreign exchange rate in effect at the time of the transaction. Foreign currency gains and losses are included in net dealer inventory and investment gains.

(d) Financial Instruments

As of September 30, 2011, the carrying value of the Company's financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying values of securities owned and any securities and foreign currency sold, not yet purchased, are stated at their fair values at September 30, 2011 as they are based on quoted market prices.

(e) Recent Accounting Standards

In January 2010, new guidance was issued to require new disclosures and clarify existing disclosure requirements about fair value measurements as set forth in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820-10, *Fair Value Measurements and Disclosures – Overall*. The guidance requires that a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, the guidance clarifies that for purposes of reporting fair value measurement for each class of assets and liabilities a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for the Company as of the fiscal year ended September 30, 2010, except for the detailed Level 3 rollforward disclosure, which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the Company's disclosures in its financial statements.

(f) Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

The Company adopted the provisions of the FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, effective October 1, 2008. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The Company maintains its investments in securities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

(g) ***Revenue Recognition***

The revenues of the Company are derived principally from realized and unrealized trading income in securities purchased or sold for the Company's account. Realized and unrealized trading income (net dealer inventory and investment gains) are recorded on a trade date basis. The related clearing expenses are recorded on a trade-date basis as security transactions occur. Securities owned and securities sold, not yet purchased are stated at fair value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Fee income for structuring and arrangement of debt transactions and management and investment advisory income is recorded when the services related to the underlying transactions are provided and success fees are recorded when complete, as determined under the terms of the assignment or engagement. Interest income and expense are recorded on the accrual basis and are reflected on a net basis in the statement of operations. Dividend income and expense are recognized on the ex-dividend date and are reflected on a net basis in the statement of operations.

(h) ***Income Taxes***

The Company is included in the consolidated federal and state income tax returns of its Parent. The amount of income tax expense allocated to the Company by the Parent represents federal and state income taxes attributable to the income generated by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not sustainable upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2011. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax expense or benefits as income tax expense. No amounts have been accrued for the payment of interest and penalties at September 30, 2011.

(i) ***Compensation and Benefits (Including Stock-Based Compensation)***

Compensation and benefits consist of salaries and incentive compensation. INTL Trading classifies employees as either traders or salaried and support personnel. The most significant component of the Company's compensation expense is the employment of traders, who are paid bonuses based on the revenues that their trading activities generate.

INTL FCStone's, (the Parent's) share-based compensation plan permits the issuance of shares of INTL FCStone common stock to key employees of the Company. Share-based compensation is

allocated to the Company and included in compensation and benefits expense, see note 11. The Company accounts for share-based compensation in accordance with the guidance in the Compensation-Stock Compensation Topic of the ASC (ASC 718-30). Under the guidance, the Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model and a single option award approach. This model also utilizes the fair value of common stock and requires that, at the date of grant, the Company use the expected term of the award, the expected volatility of the price of its common stock, the risk-free interest rate, and the expected dividend yield of its common stock to determine the estimated fair value. The grant date fair value of the awards expected to vest is then realized on a straight-line basis over the requisite service periods of the awards and allocated to the Company. The guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The compensation cost is settled through amounts due to the Parent, and therefore the allocation of compensation expense was not recorded as a component of equity or a capital contribution.

(3) Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule). The Rule requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2011, the Company's net capital was $2,000,000, which was $1,000,000 in excess of its minimum requirement of $1,000,000. Its ratio of aggregate indebtedness to net capital was 4.25 to 1.

(4) Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC Topic 820. See note 2 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of September 30, 2011:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of September 30, 2011
Assets:				
U.S. Preferred stock	$ 1,613,572	6	—	1,613,578
Common stock and American depository receipts	44,053,472	2,155,676	—	46,209,148
Foreign ordinary stock	7,762,719	—	—	7,762,719
Debt instruments	489,889	898,178	—	1,388,067
	$ 53,919,652	3,053,860	—	56,973,512

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of September 30, 2011
Liabilities:				
U.S. Preferred stock	$ 897,169	—	—	897,169
Common stock and American depository receipts	22,469,111	2,322,748	—	24,791,859
Foreign ordinary stock	21,528,192	—	—	21,528,192
	$ 44,894,472	2,322,748	—	47,217,220

All Common stock and American depository receipts represent equities of foreign entities denominated in U.S. dollars. Foreign ordinary stock represents foreign equities denominated in foreign currency translated to U.S. dollars.

Included within other receivables, net in the accompanying statement of financial condition is a note receivable in the amount of $475,000, which is carried at cost which approximates fair value at September 30, 2011 and is categorized as a Level 3 asset.

(5) Income Taxes

Income tax expense of $1,127,213 for the year ended September 30, 2011 represents federal and state income taxes attributable to the Company's income reflected on the Parent's consolidated group tax filings.

		Current	Deferred	Total
Federal	$	1,179,114	(170,267)	1,008,847
State		125,640	(7,274)	118,366
	$	1,304,754	(177,541)	1,127,213

Total income tax expense for the year ended September 30, 2011 differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before income tax expense as a result of the following:

		Amount	Percentage of pretax income
Computed "expected" tax expense	$	1,005,820	35.00%
Increase in income tax expense resulting from:			
State income taxes, net of federal income tax benefit		72,759	2.53%
Meals and entertainment expenses and incentive stock options not deductible for tax purposes		49,703	1.73%
Other		(1,069)	(0.04)%
	$	1,127,213	39.22%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at September 30, 2011 are as follows:

Deferred tax assets:		
Bad debt reserve	$	7,484
Accrued expenses		50,888
Accrued compensation		122,255
Total deferred tax assets		180,627
Deferred tax liabilities:		
Prepaid expenses		(3,086)
Total deferred tax liabilities		(3,086)
Net deferred tax assets	$	177,541

(Continued)

(6) Related-Party Transactions

Aggregate costs related to personnel of $488,821 for the year ended September 30, 2011, including certain employee benefit plans administered by the Parent, are allocated to the Company and charged monthly by the Parent. An affiliated company owns the physical assets that the Company uses in its day-to-day activities and pays the payroll related to certain support personnel. Allocated costs related to the lease of these physical assets and staffing of $133,500, for the year ended September 30, 2011, were charged by the affiliated company and included in other expenses.

In addition, the Company pays certain expenses on behalf of its affiliates, which are reimbursed on a current basis. There are no amounts receivable outstanding from affiliates as of September 30, 2011.

(7) Securities Owned and Securities Sold, not yet Purchased

Securities owned and securities sold, not yet purchased at September 30, 2011 consist of trading and investment securities at fair value as follows:

		Owned	Sold, not yet purchased
Preferred stock	$	1,613,578	897,169
Common stock and American depository receipts		46,209,148	24,791,859
Foreign ordinary stock		7,762,719	21,528,192
Debt instruments		1,388,067	—
	$	56,973,512	47,217,220

(8) Dividend Income (Expense), Net

Dividend income (expense), net for the year ended September 30, 2011 is as follows:

Dividend income	$	1,592,845
Dividend expense		(1,739,823)
	$	(146,978)

(9) Financial Instruments with Off-Balance Sheet Risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2011 at fair values of the related securities (totaling $47,217,220). The Company will incur losses if the fair values of the securities increase subsequent to September 30, 2011.

(Continued)

(10) Commitments and Contingencies

The Company is obligated under various noncancelable operating leases for the rental of certain office equipment and services. Future aggregate minimum lease payments under noncancelable operating leases as of September 30, 2011 are approximately $123,175.

The future minimum annual base rental payments required under the non-cancelable operating leases as of September 30, 2011 are as follows:

Years ending September 30:		Amount
2012	$	77,134
2013		46,041
2014		—
2015		—
2016		—
Thereafter		—
	$	123,175

Rent expense associated with operating leases amounted to approximately $234,534 for the year ended September 30, 2011.

The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. (Broadcort) under a clearing agreement (the Agreement) that was renewed with modified terms on June 1, 2010 expiring on September 15, 2013. Henceforth, unless the Company gives Broadcort 90 days' notice of its intention not to renew the Agreement, the Agreement is automatically renewed for an additional one-year term. If the Company terminates the Agreement before the conclusion of the current term or any automatic renewal term, the Company will immediately owe Broadcort the greater of 1) the sum of all continuing minimum payments (currently $50,000 per month) through the end of the current term or automatic renewal term; or 2) the total value of the clearing deposit (currently $100,000) at the time of termination.

The Parent had a $35,000,000 revolving credit facility from a commercial bank for working capital purposes. The total facility was committed until October 1, 2013. This agreement was cancelled and replaced with a new agreement signed on October 1, 2010 with an effective date of October 29, 2010 this Revolving Credit Facility increased the revolving line to $75,000,000 and has a maturity date of October 1, 2013 under which the Company is entitled to borrow up to $75 million, subject to certain conditions. The loan proceeds are used to finance the working capital needs of the Company and certain subsidiaries. At September 30, 2011, the outstanding balance on this facility was approximately $9,000,000. The Company has executed a limited guaranty in favor of the syndicate of lenders. The total amount of the guarantee includes a Base Guarantee of $1,500,000 plus an Additional Guaranty equal to the excess net capital existing at any time from the date on which an event of default occurs, less $1,000,000. This contingent commitment at September 30, 2011 is equal to $4,888,715 ($1,500,000 Base Guaranty plus $3,388,715 Additional Guaranty).

(Continued)

On September 30, 2011 an additional lender was brought into the syndicated loan facility under an accordion feature that increased the committed loan facility to $85 million. No changes were made to the Base Guaranty or the Additional Guarantees that the Company is currently obligated.

(11) Share-Based Compensation

INTL FCStone Inc. sponsors a share-based stock option plan (the Plan) available for its directors, officers, employees and consultants. The Plan permits the issuance of shares of INTL FCStone Inc. common stock to key employees of the Company. Awards that expire or are canceled generally become available for issuance again under the Plan. INTL FCStone Inc. settles stock option exercises with newly issued shares of common stock. During the year ended September 30, 2011, share-based compensation of $77,000 has been allocated to the Company related to amortization of awards previously granted to the Company's employees and is included in compensation and benefits.

There were no stock options awarded during the year ended September 30, 2011.

(12) Employee Benefit Plan

Effective January 1, 2010, the Company started offering its employees the ability to participate in the International Assets Holding Corporation 401(k) Plan (401(k) Plan), a defined contribution plan providing retirement benefits to all employees who have reached 21 years of age and have completed four months of service to the Company. Employees may contribute from 1% to 80% of their annual compensation to the 401(k) Plan but are limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes matching contributions to the 401(k) Plan in an amount equal to 62.5% of each participant's eligible elective deferral contribution to the 401(k) Plan up to 8% of eligible compensation. Matching contributions vest based on the following years of service:

Less than two – 0%,

Two to three – 20%,

Three to four – 40%,

Four to five – 60%,

Greater than five – 100%.

The Company contributed $184,383 to this Plan during the year ended September 30, 2011.

(13) Concentrations

For the year ended September 30, 2011, seven customers made up approximately 65.231% of the Company's customer trading volume. Trading volume is not directly indicative of trading profitability.

(14) Subsequent Events

Management has evaluated and disclosed events and transactions for potential recognition or disclosure herein through November 18, 2011, which is the date the financial statements were issued, and has determined that no additional disclosures or adjustments are required.

INTL TRADING, INC.

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2011

Stockholder's equity	$	11,948,398
Less:		
Base loan guarantee (contingent liability bank loan)		(1,500,000)
Additional excess guarantee (contingent liability bank loan)		(3,388,716)
Total capital		7,059,682
Less nonallowable assets:		
Deposit with clearing organization		102,260
Other assets		692,809
Other deductions		190,037
		985,106
Net capital before haircuts		6,074,576
Less haircuts on securities positions:		
Debt securities		414,538
Other securities		3,658,411
Money market		1,627
Undue Concentration		—
		4,074,576
Net capital	$	2,000,000
Aggregate indebtedness:		
Contingent liability bank loan	$	4,888,715
Payable to clearing organization		137,457
Accrued employee compensation		1,015,646
Accrued expenses		569,130
Income taxes payable to Parent		446,453
Payable to affiliated companies		1,450,951
Total aggregate indebtedness	$	8,508,352
Minimum net capital required		1,000,000
Excess net capital ($2,000,000 - $1,000,000)		1,000,000
Percentage of aggregate indebtedness to net capital		425%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended Form X-17A-5, Part II-A filing as of September 30, 2011.

See accompanying independent auditors' report.

INTL TRADING, INC.

Computation for Determination of
Reserve Requirements under Rule 15c3-3 of the Securities and
Exchange Commission

September 30, 2011

The Company is exempt from SEC Rule 15c3-3 pursuant the exemptive provision under subparagraph (k) (2) (ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

KPMG LLP
Suite 1100
Independent Square
One Independent Drive
Jacksonville, FL 32202

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors and Stockholder
INTL Trading, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of INTL Trading, Inc. (the Company), as of and for the year ended September 30, 2011 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 18, 2011
Jacksonville, Florida
Certified Public Accountants

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended September 30, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051289 FINRA SEP
INTL TRADING INC
329 N PARK AVE STE 350
WINTER PARK FL 32789-7407

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 41,072

B. Less payment made with SIPC-6 filed (exclude interest) (23,945)

4-21-11
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 17,127

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 17,127

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 17,127

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INTL TRADING INC
(Name of Corporation, Partnership or other organization)

Nathan J. Mun[signature]
(Authorized Signature)

Dated the 31st day of October, 20 11.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning OCT 1, 2010 and ending SEP 30, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,522,333
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	6,756,010
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 337,569	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	337,569
Total deductions	7,093,579
2d. SIPC Net Operating Revenues	$ 16,428,755
2e. General Assessment @ .0025	$ 41,072
	(to page 1, line 2.A.)